Exhibit 99.1

DoubleDown Interactive Reports Third Quarter 2026 Revenue of $94.3 Million
and Earnings per Fully Diluted Common Share of $7.41
SEOUL, KOREA – November 11, 2026 — DoubleDown Interactive Co., Ltd. (NASDAQ: DDI) (“DoubleDown” or the “Company”), a leading developer and publisher of digital games on mobile and web-based platforms, today announced unaudited financial results for the third quarter ended September 30, 2026.
Third Quarter 2026 vs. Third Quarter 2025 Summary:
•Revenue decreased 1.6% to $94.3 million in the third quarter of 2026 compared to $95.8 million in the third quarter of 2025.
◦Revenue from the Company’s social casino/free-to-play games was $76.8 million in the third quarter of 2026, a 3.5% decrease from the third quarter of 2025. The decrease was primarily due to lower revenue from the Company’s DoubleDown titles (excluding WHOW Games).

◦Direct-to-Consumer (“DTC”)1 revenue rose to $44.6 million in the third quarter of 2026, compared to $16.6 million in the third quarter of 2025. DTC revenue as a percentage of total social casino revenue increased to 58.0% in the third quarter of 2026 from 20.9% in the third quarter of 2025 and 52.4% in the second quarter of 2026.
◦Revenue from SuprNation, the Company’s iGaming subsidiary, increased 7.4% year-over-year to $17.4 million, primarily as a result of the continued success of the Company’s newest brand, Los Vegas.
•Operating expenses decreased to $56.8 million in the third quarter of 2026 from $60.9 million in the third quarter of 2025, primarily reflecting lower platform fees as a greater share of social casino revenue was generated through DTC channels, partially offset by higher gaming duties in the iGaming segment.
•Profit for the interim period (excluding non-controlling interest) decreased 43.9% to $18.4 million, or earnings per fully diluted common share of $7.41 ($0.37 per American Depositary Share (“ADS”)), in the third quarter of 2026, compared to $32.7 million, or earnings per fully diluted common share of $13.21 ($0.66 per ADS), in the third quarter of 2025.
◦The decline primarily reflects net foreign currency losses recognized in the third quarter of 2026, mainly unrealized and realized losses on U.S. dollar-denominated financial assets as well as higher income tax expense. These factors were partially offset by higher operating profit, which increased to $37.5 million from $35.0 million, driven by lower cost of revenue attributable to a higher proportion of DTC revenue.
◦Each ADS represents 0.05 share of a common share.
◦Adjusted EBITDA rose 7.2% to $40.2 million for the third quarter of 2026, compared to $37.5 million in the third quarter of 2025. Adjusted EBITDA margin increased to 42.7% in the third quarter of 2026, compared to 39.1% in the third quarter of 2025.
•Beginning in the fourth quarter of 2025, social casino KPIs are inclusive of those from WHOW Games.
1 Direct-to-Consumer revenue represents revenue from purchases made through Company-owned channels, including web storefront transactions and other direct payment flows.

◦Payer Conversion ratio for the Company’s social casino/free-to-play games increased to 9.5% in the third quarter of 2026 from 7.8% in the third quarter of 2025, primarily as a result of the inclusion of WHOW Games, which has a higher Payer Conversion ratio.
◦Average Revenue Per Daily Active User (“ARPDAU”) for the Company’s social casino/free-to-play games increased to $1.44 in the third quarter of 2026 from $1.39 in the third quarter of 2025, primarily as a result of the inclusion of WHOW Games, which has a higher Payer Conversion ratio that more than offset its lower average revenue per payer.
◦Average monthly revenue per payer for the social casino/free-to-play games decreased to $216 in the third quarter of 2026 from $272 in the third quarter of 2025, primarily as a result of the inclusion of WHOW Games, which has a lower average revenue per payer.
•Net cash flows from operating activities decreased to $23.6 million in the third quarter of 2026 from $33.4 million in the third quarter of 2025. The decrease is primarily due to higher income taxes paid.

“Following our strong results in the first half of 2026, DoubleDown’s third quarter results reflect another period of solid performance, and exceeded consensus expectations for revenue and Adjusted EBITDA. Operational excellence drove our operating profit to $37.5 million and a 7.2% year-over-year growth in adjusted EBITDA and expanded our third quarter adjusted EBITDA margin to 42.7%. Direct-to-Consumer expansion continues, with revenue of $44.6 million in the third quarter representing 58% of social casino revenue, up from 52% last quarter and 21% a year ago.

“Our ability to consistently drive a high conversion of revenue to cash flow remains a top operating priority, and enabled DoubleDown to generate $23.6 million of net cash flow from operations in the third quarter and a total of $94.7 million in the first nine months of 2026.

“Looking ahead, we remain focused on execution across our social casino and iGaming portfolio while continuing to evaluate acquisitions in casual gaming, online gambling and mobile entertainment. With an aggregate net cash position of $545 million, DoubleDown’s strong balance sheet provides us with substantial financial flexibility to pursue strategic growth opportunities and value-building initiatives and transactions that build long-term shareholder value.”
Summary Operating Results for DoubleDown Interactive (Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Revenue ($ MM)	$94.3	$95.8	$282.7	$264.2
Total operating expenses ($ MM)	(56.8)	(60.9)	(173.3)	(167.1)
Profit for the interim period (excluding non-controlling interest) ($ MM)	$18.4	$32.7	$86.6	$78.4
Adjusted EBITDA ($ MM)	$40.2	$37.5	$117.7	$101.8
Profit margin	19.5%	34.2%	30.6%	29.7%
Adjusted EBITDA margin	42.7%	39.1%	41.6%	38.5%

Non-financial performance metrics(1)
Average MAUs (000s)	1,232	1,118	1,284	1,173
Average DAUs (000s)	575	555	601	580
ARPDAU	$1.44	$1.39	$1.40	$1.34
Average monthly revenue per payer	$216	$272	$213	$278
Payer conversion	9.5%	7.8%	9.3%	7.2%
(1)Social casino/free-to-play games only. The KPIs for the three and nine months ended September 30, 2025 in the table above exclude WHOW Games, which was acquired on July 14, 2025.

Update on Unsolicited Non-Binding Expression of Interest from Controlling Shareholder

As previously announced on November 9, 2026, the Company entered into a Tender Offer and Post-Offer Cooperation Agreement with DoubleU Games Co., Ltd. (“DUG”), the Company’s controlling shareholder (the “Agreement”), pursuant to which DUG has commenced a tender offer to acquire all of the outstanding ADSs of the Company not owned by DUG and its affiliates at a price of US$16.25 per ADS in cash, without interest and less any applicable withholding taxes (the “Offer”). The Company’s Board of Directors, following the recommendation of a special committee of independent and disinterested directors, has unanimously approved the Agreement and the transactions contemplated thereby and determined to recommend that holders of ADSs accept the Offer and tender their ADSs. The Offer is subject to various conditions, including a minimum tender condition and a majority-of-the-minority condition, as described in the Offer documents. There can be no assurance that the Offer or the transactions contemplated by the Agreement will be completed. For further information, please refer to the Company’s report on Form 6-K filed with the SEC on November 9, 2026 and the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC on November 10, 2026. Meanwhile, the Company continues to conduct its business and operations in the ordinary course.
Conference Call
DoubleDown will hold a conference call today (November 11, 2026) at 4:30 p.m. Eastern Time (1:30 p.m. Pacific Time) to discuss these results. A question-and-answer session will follow management’s presentation.
To access the call, please use the following link: DoubleDown Third Quarter 2026 Earnings Call. After registering, an email will be sent, including dial-in details and a unique conference call access code required to join the live call. To ensure you are connected prior to the beginning of the call, please register a minimum of 15 minutes before the start of the call.
A simultaneous webcast of the conference call will be available with the following link: DoubleDown Third Quarter 2026 Earnings Webcast, or via the Investor Relations page of the DoubleDown website at ir.doubledowninteractive.com. For those not planning to ask a question on the conference call, the Company recommends listening via the webcast. A replay will be available on the Company’s Investor Relations website shortly after the event.
About DoubleDown Interactive
DoubleDown Interactive Co., Ltd. is a leading developer and publisher of digital games on mobile and web-based platforms. We are the creators of multi-format interactive entertainment experiences for casual players, bringing authentic Vegas entertainment to players around the world through an online social casino experience. The Company’s flagship social casino title, DoubleDown Casino, has been a fan-favorite game on leading social and mobile platforms for years, entertaining millions of players worldwide with a lineup of classic and modern games. DoubleDown’s social casino platform was expanded with WHOW Games GmbH, a developer headquartered in Hamburg, Germany, acquired in 2025. The Company’s subsidiary, SuprNation, operates four real-money iGaming sites in Western Europe.
Safe Harbor Statement
Certain statements contained in this press release are “forward-looking statements” about future events and expectations for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on our beliefs, assumptions, and expectations of industry trends, our future financial and operating performance, and our growth plans, taking into account the information currently available to us. These statements are not statements of historical fact. We have based these forward-looking statements on our current expectations and assumptions about future events. While our management considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. Therefore, you should not place undue reliance on such statements. Words such as “anticipates,” “believes,” “continues,” “estimates,” “expects,” “goal,” “objectives,” “intends,” “may,” “opportunity,” “plans,” “potential,” “near-term,” “long-term,” “projections,” “assumptions,” “projects,” “guidance,” “forecasts,” “outlook,” “target,” “trends,” “should,” “could,” “would,” “will,” and similar expressions are intended to identify such forward-looking statements. We qualify any forward-looking statements entirely by these cautionary factors. We assume no obligation to update or revise any forward-looking statements for any reason or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Use and Reconciliation of Non-IFRS Financial Measures
In addition to our results determined in accordance with IFRS, we believe the following non-IFRS financial measure is useful in evaluating our operating performance. We present “adjusted earnings before interest, taxes, depreciation and amortization” (“Adjusted EBITDA”) because we believe it assists investors and analysts by facilitating comparison of period-to-period operational performance on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. The items excluded from the Adjusted EBITDA may have a material impact on our financial results. Certain of those items are non-recurring, while others are non-cash in nature. Accordingly, the Adjusted EBITDA is presented as supplemental disclosure and should not be considered in isolation from, as a substitute for, or superior to, the financial information prepared in accordance with IFRS, and should be read in conjunction with the condensed consolidated interim financial statements furnished in our report on Form 6-K filed with the SEC.
In our reconciliation from our reported IFRS “profit before income tax” to our Adjusted EBITDA, we eliminate the impact of the following four line items: (i) depreciation and amortization; (ii) finance income; (iii) finance cost; and (iv) other (income) expense. The below table sets forth the full reconciliation of our non-IFRS measures:

Reconciliation of non-IFRS measures	Three months ended September 30,		Nine months ended September 30,
(in millions, except percentages)	2026	2025	2026	2025
Profit for the interim period	$18.4	$32.8	$86.6	$78.5
Income tax expense	10.9	8.4	29.5	26.0
Profit before income tax	29.3	41.1	116.1	104.5

Adjustments for:
Depreciation and amortization	2.7	2.5	8.2	4.8
Finance income	(1.8)	(4.5)	(18.0)	(12.9)
Finance cost	10.0	(1.6)	11.3	5.4
Other (income) expense, net	—	—	0.1	(0.1)
Adjusted EBITDA	$40.2	$37.5	$117.7	$101.8
Adjusted EBITDA margin	42.7%	39.1%	41.6%	38.5%
We encourage investors and others to review our financial information in its entirety and not to rely on any single financial measure.
Company Contact:
Joe Sigrist
ir@doubledown.com
+1 (702) 761-6899
Chief Financial Officer
https://www.doubledowninteractive.com
Investor Relations Contact:
Joseph Jaffoni and Christin Armacost
JCIR
+1 (212) 835-8500
DDI@jcir.com

DoubleDown Interactive Co., Ltd.
Consolidated Interim Statement of Financial Position
(In thousands of U.S. dollars)

	September 30,	December 31,
	2026	2025
	(unaudited)
Assets
Cash and cash equivalents	$483,448	$388,891
Short-term investments	98,633	101,142
Accounts receivable, net	40,274	32,017
Prepaid expenses and other assets	5,686	5,523
Total current assets	$628,041	$527,573
Property and equipment, net	932	1,084
Right-of-use assets, net	4,565	4,273
Intangible assets, net	72,090	79,866
Goodwill	425,030	426,659
Deferred tax asset	—	180
Other non-current assets	968	906
Total non-current assets	$503,585	$512,968
Total assets	$1,131,626	$1,040,541
Liabilities and equity
Accounts payable and accrued expenses	$22,629	$24,564
Current lease liabilities	2,168	1,444
Income taxes payable	216	3,674
Contract liabilities	1,497	1,861
Current portion of borrowings with related party	—	34,846
Other current liabilities	1,237	1,760
Total current liabilities	$27,747	$68,149
Long-term borrowings with related party	36,808	—
Non-current lease liabilities	2,953	3,309
Deferred tax liabilities	25,041	17,360
Other non-current liabilities	1,533	1,338
Total non-current liabilities	$66,335	$22,007
Total liabilities	$94,082	$90,156
Equity
Share capital	21,198	21,198
Share premium	359,280	359,280
Accumulated comprehensive loss	(4,379)	(4,904)
Retained earnings	661,232	574,623
Equity attributable to DoubleDown Interactive Co., Ltd.	$1,037,331	$950,197
Equity attributable to non-controlling interests	213	188
Total equity	$1,037,544	$950,385
Total liabilities and equity	$1,131,626	$1,040,541

DoubleDown Interactive Co., Ltd.
Consolidated Interim Statement of Comprehensive Income
(Unaudited, in thousands of U.S. dollars, except per share amounts)

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Revenue	$94,271	$95,847	$282,681	$264,152
Operating expenses:
Cost of revenue	(22,170)	(27,888)	(69,646)	(75,700)
Sales and marketing	(15,063)	(15,736)	(46,327)	(42,961)
Research and development	(3,051)	(4,192)	(10,591)	(9,879)
General and administrative	(16,481)	(13,025)	(46,594)	(38,652)
Other income	(3)	28	76	213
Other expense	(6)	(47)	(192)	(141)
Total operating expenses	$(56,774)	$(60,860)	$(173,274)	$(167,120)
Operating profit	$37,497	$34,987	$109,407	$97,032
Finance income	1,771	4,526	18,021	12,872
Finance cost	(9,976)	1,610	(11,325)	(5,383)
Profit before income tax	$29,292	$41,123	$116,103	$104,521
Income tax expense	(10,931)	(8,362)	(29,469)	(25,974)
Profit for the interim period	$18,361	$32,761	$86,634	$78,547
Other comprehensive income (loss):
Items that will not be reclassified subsequently to profit or loss:
Pension adjustments, net of tax	4	39	266	139
Items that may be reclassified subsequently to profit or loss:
Gain (loss) on foreign currency translation, net of tax	7,765	(1,920)	259	5,207
Total comprehensive income for the interim period	$26,130	$30,880	$87,159	$83,893
Profit attributable to:
DoubleDown Interactive Co., Ltd.	18,355	32,721	86,609	78,409
Non-controlling interests	6	40	25	138
Total comprehensive income attributable to:
DoubleDown Interactive Co., Ltd.	26,124	30,840	87,134	83,755
Non-controlling interests	6	40	25	138

Earnings per share:
Basic	$7.41	$13.21	$34.96	$31.65
Diluted	$7.41	$13.21	$34.96	$31.65
Weighted average shares outstanding:
Basic	2,477,672	2,477,672	2,477,672	2,477,672
Diluted	2,477,672	2,477,672	2,477,672	2,477,672

DoubleDown Interactive Co., Ltd.
Consolidated Interim Statement of Cash Flows
(Unaudited, in thousands of U.S. dollars)

	Nine months ended September 30,
	2026	2025
Cash flows from operating activities
Profit for the interim period	$86,634	$78,547
Adjustments to reconcile profit to net cash from operating activities:
Depreciation and amortization	8,166	4,801
Unrealized gain on foreign currency	(582)	(366)
Unrealized loss on foreign currency	3,995	445
Gain on foreign currency transaction	(3,146)	(279)
Loss on foreign currency transaction	5,352	1,527
Gain on disposal of financial assets and liabilities	(661)	(18)
Loss on valuation of financial assets and liabilities	61	881
Interest income	(13,419)	(12,126)
Interest expense	1,434	1,423
Miscellaneous income	(3)	—
Miscellaneous expense	92	—
Provision for severance benefits	277	349
Other long-term employee benefits	116	913
Income tax expense	29,469	25,974
Working capital adjustments:
Accounts receivable, net	(8,372)	1,103
Prepaid expenses, and other assets	336	559
Other non-current assets	101	92
Accounts payable and accrued expenses	104	2,893
Contract liabilities	(364)	(442)
Other current and non-current liabilities	(654)	(3,212)
Cash generated from operations	$108,936	$103,064
Interest received	14,069	13,779
Interest paid	(3,377)	(198)
Income taxes paid	(24,977)	(22,508)
Net cash inflow from operating activities	$94,651	$94,137
Cash flows from investing activities
Purchase of property and equipment	(186)	(174)
Disposal of property and equipment	5	4
Purchase of intangible assets	(5)	—
Disposal of financial assets at fair value through profit or loss	705	—
Acquisition of WHOW Games	—	(61,570)
Purchase of financial assets at fair value through profit or loss	—	(9,815)
Purchase of short-term investments	(265,742)	(186,148)
Disposal of short-term investment	267,732	178,009
Net cash inflow (outflow) from investing activities	$2,509	$(79,694)
Cash flows from financing activities
Repayment of lease liabilities	(1,449)	(848)
Net cash outflow from financing activities	$(1,449)	$(848)
Net increase in cash and cash equivalents	$95,711	$13,595
Effect of exchange rate changes on cash and cash equivalents	$(1,154)	$(107)
Cash and cash equivalents at beginning of the interim period	$388,891	$334,850
Cash and cash equivalents at end of the interim period	$483,448	$348,338